SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 01-12103
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Peoples Financial Corporation Employee Stock Ownership Plan
Howard and Lameuse Avenues
Biloxi, Mississippi 39533
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Peoples Financial Corporation
Howard and Lameuse Avenues
Biloxi, Mississippi 39533

Peoples Financial Corporation Employee Stock Ownership Plan

Page
Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6 - 11

Supplemental Schedule:

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	12
EX-23.1

Report of Independent Registered Public Accounting Firm
To the Audit Committee of Peoples Financial Corporation
Peoples Financial Corporation Employee Stock Ownership Plan
We have audited the accompanying statements of net assets available for benefits of Peoples Financial Corporation Employee Stock Ownership Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Peoples Financial Corporation Employee Stock Ownership Plan as of December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.
Our audits of the Plan’s financial statements as of and for the year ended December 31, 2009, were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in our audits of the basic financial statements for the year ended December 31, 2009 and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ PORTER KEADLE MOORE, LLP

Atlanta, Georgia
June 22, 2010

Peoples Financial Corporation Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets
Cash	$3,193	$31,561
Contribution receivable	40,510
Peoples Financial Corporation common stock	9,060,363	7,934,190

Total assets	9,104,066	7,965,751

Liabilities
Other liabilities	57	49

Net assets available for benefits	$9,104,009	$7,965,702

See Notes to Financial Statements.

Peoples Financial Corporation Employee Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2009

Additions to net assets
Investment income:
Net change in fair value of Peoples Financial Corporation common stock	$1,089,799
Interest	139
Dividends, Peoples Financial Corporation	223,738

Total investment income	1,313,676
Employer contributions	50,510

Total additions	1,364,186

Deductions from net assets
Distributions paid to participants	225,879

Total deductions	225,879

Change in net assets available for benefits	1,138,307
Net assets available for benefits, beginning of year	7,965,702

Net assets available for benefits, end of year	$9,104,009

See Notes to Financial Statements.

Peoples Financial Corporation Employee Stock Ownership Plan
Notes to Financial Statements
NOTE A — DESCRIPTION OF PLAN
The following description of the Peoples Financial Corporation (the “Company”) Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older and employed in a position requiring the completion of at least 1,000 hours of service per plan year. Entrance in the plan is on January 1st or July 1st, following the employee’s initial date of eligibility. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Employer Contributions
Annual contributions are determined by the Company’s Board of Directors. The maximum annual contribution credited to a participant’s account is equal to the lesser of the maximum amount which can be allocated to any participant’s account as provided in Section 415(d) of the Internal Revenue Code of 1986 (“IRC”) or one hundred percent (100%) of the participant’s IRC Section 415 compensation. The maximum annual addition to a participant’s account was $49,000 and $46,000 for years ended December 31, 2009 and 2008, respectively.
Participant Accounts
A separate Company Stock Account and Other Investments Account will reflect each participant’s interest. Vesting is based on years of credited service. For contributions on or after January 1, 2007, a participant is 100% vested after 6 years of credited service according to the following schedule:

Less than two years	0%
Two years	20%
Three years	40%
Four years	60%
Five years	80%
Six years	100%
Company Stock Account — This account is credited annually with the employee’s allocable share of Company stock purchased and paid for by the Trust or contributed in kind to the Trust, and with any stock dividends on Company stock allocated to the employee’s Company Stock Account.

Other Investments Account — This account is credited or debited annually with the employee’s share of net income or loss of the Trust, with any forfeitures of common stock, with any cash dividends on Company stock allocated to the employee’s Company Stock Account, with the employee’s allocable share of the employer contributions in cash and with any forfeitures from Other Investment Accounts.
Investment Funds
The Trustee will invest employer contributions primarily in Company Stock.
Diversifications
Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. The qualified participant may choose to receive this diversification distribution as a direct rollover to a traditional IRA or eligible employer plan or the diversification distribution may be paid directly to the qualified participant. In each of the first five years, a participant may diversify up to 25% of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50%.
Payment of Benefits
Upon retirement (as defined), a participant is entitled to receive 100% of his or her account balance in a lump-sum distribution. Upon the death of a participant, the designated beneficiary is entitled to receive 100% of the participant’s account in a lump-sum distribution. In addition, disabled participants are entitled to 100% of their account balances. Plan participants who terminate for reasons other than retirement, death or disability are entitled to receive only the vested portion of their accounts.
Eligible participants are entitled to receive required minimum distributions in annual installments.
Upon termination of employment, amounts not vested will be forfeited with such forfeitures being allocated to the accounts of the remaining active participants in the same proportion that the compensation of each participant bears to the total compensation of all active participants during the year.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee, however, shall vote any allocated shares for which instructions have not been given by a participant. The Trustee is required to vote any unallocated shares.

Plan Amendments
The Plan was amended and restated as of January 1, 2008. The Plan was restated to include the mandatory provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (also known as EGTRRA 2001). The Plan has been in operational compliance since the law’s passing. Amendments to the Plan include 1) allowing the distribution of a participant’s benefit to be made in cash or Company stock, or both, provided, however, that if a participant or beneficiary so demands, such benefit shall be distributed only in the form of Company stock; 2) the distributions provisions have been amended to allow for participants to be paid as soon as administratively feasible after termination; and 3) the cash out level has been raised from $1,000 to $5,000. Any participant with a vested balance between these figures who does not make an affirmative election to take their distribution (or elect a rollover) will have their benefits automatically rolled over to an IRA.
The Plan was amended effective as of January 1, 2009 to include the mandatory changes from the 2008 Cumulative List of Changes in Plan Qualification Requirements described in section 4 of Revenue Procedure 2005-66 as modified by Revenue Procedure 2007-44. Amendments to the Plan include 1) permitting a direct rollover of a distribution to a non-spouse beneficiary into an individual retirement account or annuity, 2) extending the period for providing notice of distribution options and required consents from 30 to 90 days to 30 to 180 days, 3) including provisions for a partial plan termination and 4) formally adopting a new vesting schedule for employer contributions and non-elective contributions that the Plan implemented as of January 1, 2007.
NOTE B — SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
New Accounting Pronouncements
As of December 31, 2009, the Plan adopted FASB updated guidance regarding fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This update applies to investments that do not have a readily determinable fair value and are held by an entity that is required to report investment assets at fair value. This update creates a practical expedient to measure the fair value of such investments on the basis of the net asset value per share (or its equivalent) and requires disclosures by major category of the investments about the attributes of investments, such as the nature of any restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The adoption of this update did not materially impact the Plan’s financial statements.

In January 2010, the FASB issued updated guidance to improve disclosures regarding fair value measurements. This update requires entities to (i) disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers and (ii) present separately (i.e., on a gross basis rather than as one net number), information about purchases, sales, issuances, and settlements in the roll forward of changes in Level 3 fair value measurements. The update requires fair value disclosures by class of assets and liabilities rather than by major category or line item in the statement of financial position. Disclosures regarding the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for assets and liabilities in both Level 2 and Level 3 are also required. For all portions of the update except the gross presentation of activity in the Level 3 roll forward, this standard is effective for interim and annual reporting periods beginning after December 15, 2009. For the gross presentation of activity in the Level 3 roll forward, this guidance is effective for fiscal years beginning after December 15, 2010. As this guidance is only disclosure-related, it will not have a material impact on the Plan’s financial statements.
Investments
The Plan’s investment in Company stock is recorded at fair value as quoted on the NASDAQ Capital Market Exchange. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.
On January 1, 2008, the Plan adopted Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”). ASC 820 establishes a framework for measuring assets and liabilities at fair value and also requires additional disclosures about fair value measures. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The statement required that assets and liabilities carried at fair value be classified and disclosed in one of the following categories: Level 1 — Quoted market prices in active markets for identical assets or liabilities, Level 2 — Observable market based inputs or unobservable inputs that are corroborated by market data, or Level 3 — Unobservable inputs that are not corroborated by market data.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.
Benefit Payments
Benefit payments to participants are recorded upon distribution.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
NOTE C — INVESTMENTS
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2009:

	Total Assets at	Fair Value Measurement Using
	Fair Value	Level 1	Level 2	Level 3
Peoples Financial Corporation common stock	$9,060,363	$9,060,363	$	$
NOTE D — COST OF PLAN ADMINISTRATION
The Company absorbs the cost of plan administration. These costs were $14,784 and $21,570 for the years ended December 31, 2009 and 2008, respectively.
NOTE E — PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the plan to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.
NOTE F — TAX STATUS
The Company received a favorable determination letter dated February 27, 2002, from the Internal Revenue Service (“IRS”) under which the Plan qualifies for favorable tax treatment under Sections 401(a) and 4975(e)(7) of the Internal Revenue Code and, therefore, is exempt from federal income taxes under provisions of Section 501(a).

As a result of the Plan’s recent amendments, in 2010 the Company filed an application with the IRS requesting determination concerning the qualification of the Plan. The IRS notified the Company that the application was received, but the application is still under review.
NOTE G — PARTY-IN-INTEREST TRANSACTIONS
Common stock of the Company, the Plan sponsor, is the only investment of the Plan. The shares held by the Plan at December 31, 2009 and 2008 had a market value of $9,060,363 and $7,934,190, respectively. The plan purchased $294,451 (14,986 shares) and sold $258,077 (14,843 shares) of the Plan sponsor’s common stock during the year ended December 31, 2009. In 2009, the Plan received cash dividends of approximately $224,000 from its investment in Company stock.
Members of management of the Plan sponsor are participants in the Plan; however there are no transactions with these individuals other than their participation in the Plan. The Asset Management & Trust Division of The Peoples Bank, Biloxi, Mississippi, a wholly owned subsidiary of the Plan sponsor, serves as the Trustee of the Plan.
NOTE H — CONCENTRATION OF MARKET RISK
The Plan has invested a significant portion of its assets in Company common stock. This investment in the Company’s common stock approximates 99% of the Plan’s net assets available for benefits as of December 31, 2009. As a result of the concentration, any significant reduction in the market value of the stock could adversely affect individual participant accounts and the net assets of the Plan.
NOTE I — SUBSEQUENT EVENT
At December 31, 2009, the Plan’s primary investment was 445,884 shares of Peoples Financial Corporation common stock, which had a market value of $20.32 per share, for a total carrying value of $9,060,363. Since December 31, 2009, the market value of this stock has decreased significantly. At June 22, 2010, the Plan held 437,826 shares of Company common stock, which had a market value of $12.30 per share, for a total carrying value of $5,385,260.

Peoples Financial Corporation Employee Stock Ownership Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

	Identity of issuer or
(a)	similar party (b)	Description of assets (c)	Cost (d)	Fair Value (e)
*	Peoples Financial Corporation	Common Stock - 445,884 shares	$3,496,015	$9,060,363

*	represents party-in-interest
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Peoples Financial Corporation Employee Stock Ownership Plan Name of Plan
/s/ Thomas H. Wicks
The Asset Management and Trust Division of The Peoples Bank, Biloxi, Mississippi; Trustee By: Thomas H. Wicks, Trust Officer, The Peoples Bank, Biloxi, Mississippi

June 25, 2010
Date